UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

SLR Senior Investment Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83416M105

(CUSIP Number)

Michael S. Gross

Bruce J. Spohler

Co-Chief Executive Officers

SLR Senior Investment Corp.

500 Park Avenue

New York, New York 10022

(212) 993-1670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not Applicable

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL S. GROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRUCE J. SPOHLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR SENIOR CAPITAL INVESTORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SLR CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2013 GRANTOR RETAINED ANNUITY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

INTRODUCTORY NOTE

This Amendment No. 5 to Schedule 13D (“Amendment No. 4”) is being filed to update the information set forth in the initial Schedule 13D filed with the Securities and Exchange Commission on March 11, 2011, as amended by Amendment No. 1 on June 4, 2012, Amendment No. 2 on August 29, 2012, Amendment No. 3 on March 18, 2014, and Amendment No. 4 on November 16, 2015 (collectively the “Schedule 13D”), filed to report the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”), of SLR Senior Investment Corp., a Maryland corporation (the “Issuer”), by each of the reporting persons named in such Schedule 13D (each, individually, a “Reporting Person” and collectively the “Reporting Persons”).

This Amendment No. 5 is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons. As a result of the consummation of the Mergers (as defined below), the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Effective April 1, 2022, the Reporting Persons no longer beneficially own any securities of the Issuer.

Item 4. Purpose of Transaction

On April 1, 2022, SLR Investment Corp., a Maryland corporation (“SLRC”), completed its previously announced acquisition of the Issuer, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 1, 2021, by and among SLRC, the Issuer, Solstice Merger Sub, Inc., a Maryland corporation and wholly-owned subsidiary of SLRC (“Merger Sub”), and, solely for the limited purposes set forth therein, SLR Capital Partners, LLC, a Delaware limited liability company and investment adviser to each of SLRC and the Issuer. Pursuant to the Merger Agreement, Merger Sub was first merged with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”), and, immediately following the Merger, the Issuer was then merged with and into SLRC, with SLRC as the surviving company (together with the Merger, the “Mergers”). As a result of, and as of the effective time of, the Mergers, the Issuer’s separate existence ceased and the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) As a result of the Mergers, the Reporting Persons ceased to beneficially own any shares of Common Stock.

(c) Other than as described in Item 4 above, the Reporting Persons have not effected any transactions in the shares of Common Stock since the filing of the Schedule 13D.

(d) Not applicable

(e) Effective April 1, 2022, the Reporting Persons no longer beneficially own any securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2022

MICHAEL S. GROSS

By:	/s/ Michael S. Gross

BRUCE J. SPOHLER

By:	/s/ Bruce J. Spohler

SOLAR SENIOR CAPITAL INVESTORS LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

SLR CAPITAL MANAGEMENT, LLC
By: SLR Capital Partners, LLC, its Sole Member

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

2013 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Trustee